UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No.10)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  May 30, 2002
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

      Introduction. This Amendment No. 10 amends and supplements the Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by musicmaker.com, Inc. ("musicmaker"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value, of Liquid Audio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Chesapeake Drive, Redwood City, California 94063.

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      On May 30, 2002, musicmaker filed suit against the Company in the Court of Chancery of the State of Delaware In and For New Castle County pursuant to
Section 220 (b) of the Delaware General Corporation Law to compel the Company to permit musicmaker to inspect and make copies of a complete list of the Company's stockholders and related materials. On the same date, musicmaker sent a letter to Gerald W. Kearby, President and Chief Executive Officer of the Company, Robert G. Flynn, Secretary of the Company, and the Board of Directors of the Company, a copy of which is attached hereto as Exhibit 99.16.

      Earlier, on May 23, 2002, the musicmaker group filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission relating to the proposed solicitation of proxies by the musicmaker group, consistent with proposals contained in prior correspondence by musicmaker with the Company previously filed as exhibits to the Schedule 13D, in connection with the 2002 annual meeting of the Company.

      Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

               99.16 Letter dated May 29, 2002 from musicmaker to Gerald W. Kearby, President and Chief Executive Officer of the Company, Robert G. Flynn, Secretary of the Company, and the Board of Directors of the Company.



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

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 30, 2002

                                        MUSICMAKER.COM, INC.


                                        By /s/ James A. Mitarotonda
                                           -----------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer

                                        JEWELCOR MANAGEMENT, INC.


                                        By /s/ Seymour Holtzman
                                          ------------------------------------
                                        Name:   Seymour Holtzman
                                        Title:  Chairman and Chief Executive
                                                Officer

                                        BARINGTON COMPANIES EQUITY PARTNERS,
                                        L.P.

                                        By: Barington Companies Investors,
                                            LLC, its general partner

                                        By /s/ James A. Mitarotonda
                                          ------------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer

                                        RAMIUS SECURITIES, LLC

                                        By:  Ramius Capital Group, LLC, its
                                             managing member

                                        By /s/ Marran Ogilvie
                                          ------------------------------------
                                        Name:    Marran Ogilvie
                                        Title:   Authorized Signatory

                                        DOMROSE SONS PARTNERSHIP


                                        By /s/ James A. Mitarotonda
                                           -----------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  Partner



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